PB

15046522

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8- 66005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KCD Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3313 S. Packerland Drive, Suite E
(No. and Street)

De Pere	WI	54115
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lori L. Rastall 920-347-3400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton, LLP
(Name – *if individual, state last, first, middle name*)

1233 N. Mayfair Rd., Suite 302	Milwaukee	WI	53226-3255
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/11/15

OATH OR AFFIRMATION

I, Lori L. Rastall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KCD Financial, Inc., as of 12/31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

exp. 2/19/2017

VICKI L BERGER
Notary Public
State of Wisconsin

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report on Supplementary Information

The Computation of Aggregate Indebtedness and Net Capital and Form SIPC-7 ("Supplemental Schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Reilly, Penner & Benton LLP

Reilly, Penner & Benton, LLP
February 17, 2015
Milwaukee, Wisconsin

Thomas G. Wieland
David A. Grotkin
Joel A. Joyce
Brian J. Mechenich

RPB CPAs
A century of new ideas

Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
KCD Financial, Inc.
DePere, Wisconsin

Report on the Financial Statements

We have audited the accompanying statement of financial condition of KCD Financial, Inc. (Company), as of December 31, 2014 and the related statement of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

KCD Financial, Inc.
De Pere, Wisconsin

Statement of Financial Condition
December 31, 2014

ASSETS

Current Assets	
Cash and cash equivalents	102,005
Clearing deposit	60,573
Accounts Receivable	65,760
Total Current Assets	228,338
Fixed Assets	313
TOTAL ASSETS	**228,651**

LIABILITIES & EQUITY

Liabilities	
Current Liabilities	
Income Tax Payable	5,811
Accounts Payable	54,409
Credit Cards	2,842
Deferred Revenue	51,649
Other Current Liabilities	7,040
Total Current Liabilities	121,751
Stockholder's Equity	
Preferred Stock ($25 par value)*	12,500
Common Stock ($12.75 par value)**	105,150
Additional paid-in-capital	20,057
Treasury Stock	(11,000)
Retained earnings (deficit)	(19,807)
Total Stock Holder Equity	106.900
TOTAL LIABILITIES & EQUITY	**228,651**

* 10,000 shares authorized, 500 issued
** 50.000 shares authorized, 8,250 issued

The accompanying notes to financial statements
are an integral part of these statements

KCD Financial, Inc.
De Pere, Wisconsin

Statement of Income
December 31, 2014

Operating Revenue:	
Concessions	$3,239,496
Net reimbursements - represetnatives	54,564
Other income	188,692
Total Operating revenue	3,482,752
Commission Expense	2,735,427
Net Revenue	747,325
Operating Expenses:	
Fines & penalties	5,025
Advertising & Marketing Expense	22,972
Dues and Subscriptions	0
Insurance Expense	6,018
Interest Expense	59
Management Expense	144,000
Membership Fees	4,127
Misc	225
Training	1,308
Bank Service Fees	1,381
Business Expense	6,206
Cleaning	600
Computer and Internet Expenses	1,259
Conference	35,700
E-mail fees	0
E&O	0
Office Audits	641
Office Expense	366
Office Supplies	1,394
Postage and Delivery	4,807
Printing	2,940
Rent Expense	33,447
Telephone Expense	8,575
Travel Expenses	12,099
Utilities	6,346
Operating Expenses - Other	112
Depreciation	238
Payroll & Benefits	263,410
Payroll Expenses	21,148
Accounting & Audit Expense	13,566

Compliance & Legal	30,679
Legal Expenses	57,790
State Business Licenses & taxes	83
Taxes	34
Total Operating Expenses	686,555
Net Income before income taxes	60,770
Provision for Income Tax:	
Income tax expense	5,811
Net Income	$54,959

The accompanying notes to financial statements
are an integral part of these statements

KCD Financial, Inc.
De Pere, Wisconsin

Statement of Changes in Stockholder Equity
December 31, 2014

	Preferred Stock	Common Stock	Additional Paid In Capital	Treasury Stock	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance, December 2013	$ 12,500	$ 105,150	$ 20,057	$ (11,000)	$ (57,735)	$ 68,972
2014 Net Income					54,959	54,959
Dividends - common					(16,500)	(16,500)
Dividends - Prefered					(531)	(531)
Balance, December 2014	$ 12,500	$ 105,150	$ 20,057	$ (11,000)	$ (19,807)	$ 106,900

The accompanying notes to financial statements
are an integral part of these statements

KCD Financial, Inc.
De Pere, Wisconsin

Statement of Cash Flow
December 31, 2014

OPERATING ACTIVITIES		
Net Income	$	54,959
Depreciation	$	238
Adjustments to reconcile Net Income to net cash provided by operations:		
Accounts Payable		(15)
Katz receivable		3,391
Concessions- Aged		11,143
Concessions-Current		4,485
Concessons-SWS		(35)
Clearing Account		(49)
KCD Reps Commission Payable		(15,269)
Visa - Associated Bank		2,152
Defferred Revenue		(31,559)
Accured Payroll Taxes		1,243
Income Tax Payable		5,811
Simple IRA Payable		2,917
Net cash provided by Operating Activities		39,412
FINANCING ACTIVITIES		
Dividends - common		(16,500)
Dividends - Prefered		(531)
Net cash provided by Financing Activities		(17,031)
Net cash increase for period		22,381
Cash at beginning of period		79,624
Cash at end of period	$	102,005
Supplemental Information:		
Income Taxes	$	5,811

The accompanying notes to financial statements
are an integral part of these statements

KCD Financial, Inc.
De Pere, Wisconsin

Notes to Financial Statements
December 31, 2014

Business Activity

KCD Financial, Inc. (the "Company") operates a brokerage services firm located in De Pere , Wisconsin. The Company is a non-holding broker/dealer. The Company is licensed by the Financial Industry National Regulatory Authority, Inc. and is subject to the rules of that association. The Company currently purchases tocks, mutual funds, real estate investments and insurance policies at the request of its clients.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Method of Accounting

The Company utilizes the accrual method of accounting for financial purposes.

Cash and Equivalents

Cash and equivalents consist of the Company's checking and money market accounts.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Reserves and Custody of Securities

The Company did not hold securities for sale, nor does it hold customer securities at December 31, 2014. Because the Company does not handle customers' securities, Rule 15(c)3-3, in regard to computation for determination of reserve requirements and information relating to the possession or control requirements, does not apply.

Accounts Receivable

Accounts receivable are reported at contract value, less our estimate for uncollectible amounts based on experience relative to the population of accounts receivable.

Deferred Revenue

Deferred revenue consists of fees collected from representatives to off-set future operating expenses.

Clearing Deposit

In accordance with the agreement with its clearing broker, Southwest Securities, Inc. (SWS), the Company is required to maintain cash deposits in the amount of $50,000. The Company is dependent on SWS for the everyday processing of customer transactions as required under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. As of December 31, 2014 the Company maintained $30,048 in clearing deposits at SWS and $30,524 in clearing deposits at another financial institution.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events

Management has evaluated subsequent events for possible recognition or disclosure through February 17, 2015. See Litigation Footnote for subsequent event disclosure.

Net Capital Requirements

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which required the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company's net capital and required net capital were $103,078 and $50,000, respectively. The ratio of aggregate indebtedness to net capital was 1.18 to 1.

Common Stock

Common stock consists of 50,000 authorized, 8,250 issued with a par value of $12.75 per share.

Preferred Stock

Preferred stock consists of 10,000 authorized, 500 issued with a par value of $25 per share.

Advertising Costs

The Company's policy is to expense all advertising costs as incurred. Total advertising costs for

the year ending December 31, 2014 was $22,972.

Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2014. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

Related Party Transactions

Through common ownership and management, the Company is affiliated with Freedom Securities, Inc. (FSI) who owns 78.7% of common stock shares of the Company. The companies share personnel and other services. The Company has paid management fees for personnel and other services for year ending December 31, 2014 in the amount of $144,000.

The Company paid a cash dividend during the year to its parent company in the amount of $13,000.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due less any prepayment of estimated taxes.

The Company evaluates tax positions taken on its tax return in accordance with accounting principles generally accepted in the United States of America, which require that tax positions taken be more-likely-than-not to be sustained. Management believes that the Company has no significant unrecognized tax benefit under those criteria. Penalties and interest, if any, assessed by income taxing authorities are included in operating expenses.

For US Federal Income Taxes, the Company is no longer subject to examination for those tax years ending later of 3 years from the current year's tax return due date, or the date that the return was actually filed. For Wisconsin State Income Taxes, the Company is no longer subject to examinations for those years ending the later of 4 years from the current year's tax return due date, or the date that the return was actually filed.

Commitments

The Company is periodically subject to examination of its operations by various regulatory agencies. During the year, the State of Wisconsin completed an examination of the Company's compliance with certain regulatory and financial requirements. Any issues that were found will not have a material effect on the Company's financial statements.

Furniture and Equipment

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives ranging from 3 to 15 years. The Company capitalizes assets with cost of $2,000 or more. Expenditures for maintenance and repairs are charged to expenses as incurred.

Furniture and equipment consisted of the following at December 31, 2014:

Equipment	$8,850
Less: Accumulated depreciation	(8,537)
	$ 313

Depreciation expense for the year ending December 31, 2014 was $238.

Stockholder's Equity

The Board of Directors (Board) of the Company is expressly vested with the authority to divide the Series Preferred Stock (SPS) into one or more series and to fix, determine and state the voting power, dividend, redemption, conversion, and liquidation rights, designations, preferences and relative, participating, optional or other special rights of the shares of each series and the qualifications, limitations and restrictions thereof in the resolution or resolutions providing for the issuance of such stock adopted by the Board hereto.

Subject to the prior and superior rights of the SPS and on the conditions set forth in any resolution or resolutions of the Board providing for the issuance of any particular series of the SPS, the Board may declare and pay dividends on the Common Stock (CS) from time to time as funds may be legally available. The dividends may be payable in cash, stock, or other property.

Subject to the voting rights, if any, as may be set forth in any resolution or resolutions of the Board providing for the issuance of any particular series of any SPS, the holders of the CS shall be entitled to one vote for each share held at all meetings of the stockholders of the Company. In the event of the liquation, dissolution or winding up of the affairs of the Company and after all payments and distributions shall have been made in full to the holders of the SPS as may have been required under the terms of the resolution or resolutions of the Board providing for the issuance of any particular series of the SPS, the remaining assets and funds of the Company shall be distributed among the holders of the CS according to the respective shares.

Preferred and common dividends of $531 and $16,500 respectively, were declared and paid on October 28, 2014

Retirement Plan

The Company participates in a SIMPLE IRA retirement plan. The Company will match up to 3% of employee contributions to that plan and for the year ending December 31, 2014 has made

contributions in the amount of $7,065.

Operating Lease

The Company leases office space under an operating lease expiring on October 31, 2015. Total rental expense for 2014 totaled $33,447.

The following is a schedule, by years, of future minimum payments under the operating leases in effect as of December 31, 2014:

2015	$28,820

Litigation

The Company has retained legal counsel regarding two unresolved enforcement actions. An unfavorable outcome in this enforcement action could result in material damages. However, management has aggressively contested the issues raised and does not believe any subsequent settlement will have a material effect on the Company's financial statements.

Statement of Financial Condition Risk

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker/dealer is responsible for the execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash with one financial institution. The total cash balance of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company held cash throughout the year which, at times, may have exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown. Management believes that their insurance coverage will be sufficient to pay potential liabilities, if any. However, it is at least reasonably possible that the Company's estimate of these liabilities may change in the near term. Any additional payments by reason of an adverse determination in these matters will be charged to earnings in the period of determination.

KCD Financial, Inc.
De Pere, Wisconsin

Schedule I: Computation of Aggregated Indebtedness
and Net Capital Under Rule 15c3-1
December 31, 2014

Aggregate Indebtedness		
Commission payable and related liabilities	$	61,449
Income Taxes		5,811
Accounts payable		2,842
Deferred revenue		51,649
Total Aggregated Indebtedness	$	121,751
Minimum required net capital (6 2/3% of aggregate indebtedness)	$	8,117
Computation of Basic Net Capital Requirements:		
Stockholder Equity	$	106,900
Deductions:		
Haircut		(1,211)
Unallowable Commissions		(2.298)
Furniture and equipment		(313)
Total unallowable assets		(3,822)
Net Capital	$	103,078
Net Capital requirement (minimum)		50,000
Capital in excess of minimum requirement	$	53,078
Ratio or aggregate indebtedness to net capital		1.18 to 1

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENT UNDER RULE 15C3-3

KCD Financial. Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii)

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

KCD Financial, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii)

See Independent Auditors Report

KCD Financial, Inc
December 31, 2014
Auditor Reconciliation of Net Capital

Net Capital, as reported in Company's Part II (unaudited) FOCUS Report	75,570
Asset Adjustments:	
Erroneous entry in other receivables	(285)
Uncalculated haircut	(1,212)
Liability Adjustments:	
Deferred revenue adjustment	39,274
Income tax payable adjustment	(5,811)
Payroll tax adjustment	(363)
Erroneous entry in payables	(4,093)
Rounding	(2)
Net Capital per Preceding	103,078